Philips updates markets on Lighting sector in meeting with financial analysts

Thursday, September 24, 2009

Boston, Massachusetts, USA – At a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the market on progress at its Lighting sector. Executives at Philips Lighting, including sector Chief Executive Officer and member of the Philips Board of Management Rudy Provoost, will elaborate on the longer-term solid prospects of the overall addressable Lighting market and discuss the steps Philips is taking to further strengthen its leading position in Lighting.

In particular, Mr. Provoost will highlight how the continuing advancements in LED-based applications will enable the lighting industry to offer customers an increasing amount of superior all-inclusive, tailor-made solutions which in turn is expected to drive up demand, resulting in increasing industry volume and size.

He will also elaborate on the steps Philips has taken to safeguard its performance from the effects of the global recession as much as possible, and how these steps will make Philips Lighting a structurally more competitive business in the future.

“The Lighting market is in the midst of a radical transformation, driven by important global trends such as an increasing environmental awareness, changing lifestyles and ongoing urbanization and globalization,” Mr. Provoost commented. Our strategy to shift our portfolio towards integrated applications and solutions, coupled with our unique, customer-oriented approach to the market and our global leadership in LED, positions us well to reap the benefits of this transformation.”

Attendees of this investor day will first enjoy a demonstration of the latest LED-powered professional luminaires solutions at the showroom of the Philips Color Kinetics headquarters in Burlington, Massachusetts, USA. This will be followed by presentations of the Philips Lighting executive team in Boston, Massachusetts, USA, starting at 11:45 AM local time or 17:45 PM, CET. These can be monitored via audiocast at this page.

For further information, please contact:

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.